Alston&Bird llp

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202-239-3300

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www.alston.com

David J. Baum                       Direct Dial: 202-239-3346                         E-mail: david.baum@alston.com

February 12, 2016

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Preliminary Proxy Statement on Schedule 14A – Monte Chesapeake Macro Strategies Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Monte Chesapeake Macro Strategies Fund (the “Fund”), accompanying this letter for filing under the Securities Exchange Act of 1934, as amended, pursuant to Section 14(a) thereunder, is a copy of the Fund’s Preliminary Proxy Statement and related materials on Schedule 14A (“Proxy Statement”). As described in the attached Proxy Statement, the purpose of the special shareholder meeting is to seek shareholder approval of changes to the Fund’s investment advisory agreement that will increase the advisory fee rate paid by the Fund. Shareholders of the Fund are also being asked to approve a new sub-advisory agreement with Chesapeake Capital Corp.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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